ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 26, 2013	Marc A. Rubenstein 617-951-7826 617-235-0706 fax Marc.Rubenstein@ropesgray.com

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 4720 Washington, D.C. 20549-4720
Attention:	Mr. Jeffrey Riedler
Mr. Scot Foley

Re:	Tengion, Inc.
Registration Statement on Form S-1
Filed February 14, 2013
File No. 333-186687

Dear Mr. Riedler and Mr. Foley,

On behalf of Tengion, Inc., a Delaware corporation (the “Company”), we are writing in response to the comment letter, dated February 26, 2012 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-186687), filed on February 14, 2013 (the “Registration Statement”). Concurrently herewith, the Company has filed Post-Effective Amendment No. 2 to the Registration Statement (“Post-Effective Amendment No. 2”) incorporating the revisions described in this letter. The comments and responses set forth below are keyed to the numbering of the comments used in the Comment Letter and are based upon information provided to Ropes & Gray LLP by the Company. For your convenience, three courtesy copies of this letter and Post-Effective Amendment No. 2, which has been marked to show the changes from the Registration Statement as filed on February 14, 2013, are also being delivered to Mr. Scot Foley.

For the convenience of the Staff’s review, we have set forth the Staff’s comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments refer to the Registration Statement, as filed on February 14, 2013; page numbers and other similar references used in the Company’s responses refer to Post-Effective Amendment No. 2, unless otherwise noted.

General

1.	Please update your financial statements and related disclosure to include the fiscal year ended December 31, 2012.

Response: The Company advises the Staff that it has updated the financial statements and related disclosure through the period ended December 31, 2012 in Post-Effective Amendment No. 2. The Company has also filed as exhibits updated, signed consents from its independent auditors.

2.
Please update the cover page of this registration statement to use the Registration File No. of 333-186687 and clarify that this is a new registration statement on Form S-1.  In addition, it appears that you are using Rule 429 to do a post-effective amendment of your Form S-3 (333-173574).  Please include this information in your explanatory note to avoid confusion.

Response: The Company advises the Staff that it has updated the cover page of Post-Effective Amendment No. 2 to use the Registration File No. of 333-186687.   The Company further advises the Staff that the explanatory note has been revised as follows:

“On April 18, 2011, we filed a Form S-3 registration statement (File No. 333-173574), as amended on May 5, 2011 and May 16, 2011, which was declared effective on May 16, 2011 (the “Original Registration Statement”), to allow certain stockholders or their pledgees, donees, transferees, or other successors in interest (the “Selling Stockholders”), to sell, from time to time, up to 21,540,125 shares of our common stock, which the Selling Stockholders had acquired in a private placement in the United States, and up to 10,460,875 shares of our common stock issuable upon the exercise of warrants which are held by the Selling Stockholders named in this prospectus. Upon filing our Annual Report on Form 10-K for the year ending December 31, 2012, we will cease to be eligible to register the shares described above in our Original Registration Statement.  Pursuant to Rule 429 of the Securities Act, this Registration Statement serves as a Post-Effective Amendment to our Original Registration Statement and relates to the registration of 27,891,407 shares of our common stock, $0.001 par value per share, being registered for resale by the Selling Stockholders. All filing fees payable in connection with the registration of 11,133,431 shares of the common stock registered by this Registration Statement were paid by the registrant at the time of the initial filing of the Original Registration Statement.  All filing fees payable in connection with the registration of the remaining 16,756,976 shares of common stock registered by this Registration Statement were paid by the registrant at the time of the filing of Post-Effective Amendment No. 1 on February 14, 2013.”

3.
Please revise the legal opinion to remove the assumption that after the issuance of the shares of Common Stock underlying the Warrants, the total number of issued and outstanding shares and reserved shares of the Company’s Common Stock will not exceed the total number of authorized shares of Common Stock.

Response: The requested change will be made.

In connection with the Comment Letter and the Company’s response thereto, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me at (617) 951-7826.

Best Regards,

/s/ Marc A. Rubenstein

Marc A. Rubenstein

cc:           A. Brian Davis (Tengion, Inc.)